Exhibit 99.1

Yingli Green Energy Comments on U.S. Department of Commerce’s Solar PV Tariff Rulings Following Administrative Reviews of Imported Panels Using Chinese Cells

Yingli Subject to Lowest Tariff Rate among its Peers

BAODING, China, July 9, 2015 — Yingli Green Energy Holding Company Limited (“Yingli” or “Yingli Solar”) (NYSE:YGE), one of the world’s leading solar panel manufacturers, today commented on the final results of the first administrative reviews of the antidumping duty (“AD”) and countervailing duty (“CVD”) orders issued by the U.S. Department of Commerce regarding the import of solar PV panels assembled in China using components from China. According to today’s results, Yingli’s manufacturing affiliates will receive the lowest combined tariff rate of its peers, amounting to 21.73%. This is lower than Yingli’s original combined AD/CVD rate of 29.18% from 2012.

“While we are disappointed in the U.S. Department of Commerce’s decision to continue placing tariffs on an industry that is the second fastest-growing energy industry in the U.S, we are now very securely positioned to succeed in the U.S. market. So long as these tariffs are in place, we will continue our vigorous defense and fight for solar power’s cost-competiveness,” commented Mr. Robert Petrina, Managing Director of Yingli Green Energy Americas.

“It’s unfortunate that while today’s decision is encouraging for Yingli, the entire American solar industry is impacted. Hundreds of thousands of American homeowners, businesses and utilities benefit from highly competitive solar solutions, which are now at risk,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 13 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in

Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

E-mail: ir@yingli.com

In the Americas:

Tori Clifford

Director of Marketing

Yingli Green Energy Americas Inc.

Tel: +1 415 728 0472

Email: tori.clifford@yingliamericas.com

In Europe:

Carolin Stahler

Marketing Communications Manager Europe

Yingli Green Energy Europe GmbH

Email: pr.eu@yingli.com